

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2018

Chad Steelberg
Chief Executive Officer
Veritone, Inc.
575 Anton Blvd., Suite 100
Costa Mesa, CA 92626

      Re: Veritone, Inc.
          Registration Statement on Form S-3
          Filed June 1, 2018
          File No. 333-225394

Dear Mr. Steelberg :

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions.

                       Division of Corporation Finance
                       Office of Information Technologies
                       and Services

cc: Michael A. Hedge